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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D(1)


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*



                          ARVIDA/JMB PARTNERS, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


         Limited Partnership Interests and Assignee Interests Therein
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                     None
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                              Michael L. Ashner
                       Raleigh Capital Associates L.P.
                      100 Jericho Quadrangle, Suite 214
                         Jericho, New York 11735-2717
                                (516) 822-0022
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              September 27, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 8 Pages)

- ------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This Amendment No. 4 amends certain information contained in the final amendment to Schedule 14D-1 filed by Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephys Partners on August 6, 1996, which constituted the initial filing on Schedule 13D by such entities under Section 13(d) of the Act, and Amendment Nos. 1, 2 and 3 to Schedule 13D filed by such entities.

                                 SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP NO. N/A                                              PAGE 2 OF 8 PAGES
- ----------------------------                     -------------------------------


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Raleigh Capital Associates LP.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              AF;WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                        0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                           80,342 Units
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                        0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                           80,342 Units

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              80,342 Units

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

              PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP NO. N/A                                              PAGE 3 OF 8 PAGES
- ----------------------------                     -------------------------------


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Raleigh GP Corp.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              N/A

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                        0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                           80,342 Units**
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                        0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                           80,342 Units**

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              80,342 Units**

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

              CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

- --------------------

** Reflects beneficial ownership of Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

                                 SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP NO. N/A                                              PAGE 4 OF 8 PAGES
- ----------------------------                     -------------------------------


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Rockland Partners, Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              N/A

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                        0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                           80,347 Units**
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                        0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                           80,347 Units**

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              80,347 Units**

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

              CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

- --------------------

** Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

                                 SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP NO. N/A                                              PAGE 5 OF 8 PAGES
- ----------------------------                     -------------------------------


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Zephyr Partners

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              N/A

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              New York
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                        0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                           80,342 Units**
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                        0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                           80,342 Units**

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              80,342 Units**

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

              PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

- ------------------------

** Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

         This Amendment No. 4 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D under Section 13(d) of the Act, and Amendment Nos. 1, 2 and 3 to
Schedule 13D filed by such entities ("Amendment Nos. 1, 2 and 3"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendment Nos. 1, 2 and 3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented and amended as follows:

         Between August 21, 1996 and September 26, 1996, Raleigh Capital purchased in privately negotiated secondary market transactions an aggregate of 641 Units for purchase prices between $450 and $500 per Unit. The amount required to purchase the foregoing Units was obtained from Raleigh Capital's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented and amended as follows:

         Other than pursuant to or in connection with the Raleigh Proposal or the Consent Solicitation (as defined below), or as otherwise disclosed in this
Schedule 13D, as amended, none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(c) is hereby supplemented and amended as follows:

         Other than as set forth in Item 3 of this Amendment No. 4, none of the reporting persons have been party to any transaction relating to Units in the past 60 days or since any previous amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented and amended as follows:

         On September 27, 1996, Vanderbilt Income and Growth Associates L.L.C. ("Vanderbilt") and Raleigh Capital commenced an action in the Court of Chancery of the State of Delaware in and for New Castle County (the "Action"). The defendants named in the Action are the General Partner, its directors, Starwood, certain affiliates of Starwood and Starwood's principal, Barry Sternlicht. The complaint seeks, among other things, to enjoin the Starwood Financing Proposal on various grounds.

         In the complaint, Raleigh Capital indicated that it intends to file proxy solicitation materials with the Securities and Exchange Commission in order to conduct a consent solicitation (the "Consent Solicitation") of Unitholders in which Raleigh Capital will solicit consents to remove and replace the General Partner with an affiliate of Raleigh Capital. The complaint alleges that if the Consent Solicitation is successful, the new general partner will reject the Starwood Financing Proposal.

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1996            RALEIGH CAPITAL ASSOCIATES L.P.
                                      By:   Raleigh GP Corp., General Partner



                                               By:  /s/ Peter Braverman
                                                    ---------------------------
                                                       Name:   Peter Braverman
                                                       Title:  Vice President

                                      By:  ROCKLAND PARTNERS, INC.,
                                           General Partner


                                               By:  /s/ Jonathan H. Paul
                                                    ---------------------------
                                                       Name:   Jonathan H. Paul
                                                       Title:  Vice President

                                      By:  ZEPHYR PARTNERS
                                           By:  GP Aeolus Inc., General Partner


                                               By:  /s/ Edward Mattner
                                                    ---------------------------
                                                       Name:   Edward Mattner
                                                       Title:  Vice President

                                      By:  AREHGP INC., General Partner


                                               By:  /s/ John Saldarelli
                                                    ---------------------------
                                                       Name:   John Saldarelli
                                                       Title:  President

                                      RALEIGH GP CORP.


                                               By:  /s/ Peter Braverman
                                                    ---------------------------
                                                       Name:   Peter Braverman
                                                       Title:  Vice President





[Amendment No. 4 to Schedule 13D]

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1996            ROCKLAND PARTNERS, INC.

                                      By:  /s/ Jonathan H. Paul
                                           -----------------------------
                                               Name:   Jonathan H. Paul
                                               Title:  Vice President

                                      ZEPHYR PARTNERS
                                      By:  GP Aeolus Inc., General Partner


                                      By:  /s/ Edward Mattner
                                           ---------------------
                                               Name:   Edward Mattner
                                               Title:  Vice President

                                      By:  AREHGP INC., General Partner


                                      By:  /s/ John Saldarelli
                                           ---------------------
                                               Name:   John Saldarelli
                                               Title:  President





[Amendment No. 4 to Schedule 13D]